August 1, 1996

        Agreement to Modify Note and Deed of Trust dated June 6, 1995 wherein Ukiah Redevelopment Agency is named as Trustor and Langley et al is named as Beneficiary in the original amount of $492,872; and the payoff and reconveyance of Note and Deed of Trust dated November 15, 1995 wherein Ukiah Redevelopment Agency is named as Trustor and Langley et al is named as Beneficiary in the original amount of $76,230.00.

        Said note(s) and deed(s) trust have been taken "subject to" by Mendocino Brewing Company in subsequent sale(s).

         Mendocino Brewing Company shall place into escrow the sum of $300,000 cash. Said $76,230. Note and Deed of Trust + accumulated interest shall be paid off in full. The balance remaining of said $300,000 shall be paid over to reduce the remaining principal of the $492,872 Note and Deed of Trust. The monthly payment shall be reduced accordingly.

         Cordes et al agrees to subordinate this modified note to a construction loan from the Savings Bank of Mendocino County in the approximate amount of $2,700,000 and Small Business Administration insured loan (Creditor to be named later) in the approximate amount of $1,000,000.

                /s/  Cordes P. Langley
                Cordes P. Langley
                /s/  David C. Dutton
                David C. Dutton, Jr., Trustee
                /s/  Philip G. Langley
                Philip G. Langley
                /s/  Ellen J. Alexander
                Ellen J. Alexander
                /s/  Grey M. Dutton
                Grey M. Dutton, Trustee
                Mendocino Brewing Company
                BY:  /s/  Norman Franks